 As Filed with the Securities and Exchange Commission on January 31, 2000

                                                 Registration No. 333-91777
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                              SIEBEL SYSTEMS, INC.
             (Exact Name of Registrant As Specified in Its Charter)

                                ---------------

              Delaware                              94-3187233
    (State or Other Jurisdiction                 (I.R.S. Employer
 of Incorporation or Organization)              Identification No.)

                            1855 South Grant Street
                          San Mateo, California 94402
                                 (650) 295-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                THOMAS M. SIEBEL
                      Chairman and Chief Executive Officer
                              Siebel Systems, Inc.
                            1855 South Grant Street
                          San Mateo, California 94402
                                 (650) 295-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies To:
                              ERIC C. JENSEN, ESQ.
                               Cooley Godward LLP
                             Five Palo Alto Square
                              3000 El Camino Real
                          Palo Alto, California 94306
                                 (650) 843-5000

                                ---------------

   Approximate Date of Proposed Sale To The Public: From time to time after the effective date of this registration statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold until the registration statement filed with the + +Securities and Exchange Commission is effective. The prospectus is not an + +offer to sell these securities, and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 31, 2000

  P R O S P E C T U S

                                 [SIEBEL LOGO]

                                  $300,000,000
      of 5 1/2% Convertible Subordinated Notes due September 15, 2006 and 6,433,260 Shares of Common Stock Issuable upon Conversion of the Notes

                                  -----------

  This prospectus relates to 5 1/2% Convertible Subordinated Notes due September 15, 2006 of Siebel Systems, Inc., a Delaware corporation, held by certain security holders who may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

  The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 21.4442 shares per $1,000 principal amount of notes. After September 15, 2002, we may redeem the notes, in whole or in part, at the redemption prices set forth in the section entitled "Description of the Notes--Optional Redemption."

  In the event of a Change of Control, as defined in the section entitled "Description of the Notes--Change in Control," each holder of the notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest. At our option, we may repurchase the notes for cash or common stock.

  The notes are general, unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of the Notes--Subordination."

  Our common stock currently trades on the Nasdaq National Market under the symbol "SEBL." The last reported sale price on January 28, 2000 was $92 3/4 per share.

  Our 5 1/2% Convertible Subordinated Notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

  Investing in our common stock or our convertible subordinated notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 2 of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is      , 2000

                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. Prospective investors should consider carefully the information in this prospectus under the heading "Risk Factors." Unless indicated otherwise, all share data is adjusted to reflect two-for-one stock splits (each in the form of a 100% dividend) that occurred on each of December 19, 1996, March 20, 1998 and November 12, 1999.

                                  The Company

   We are the market leader in web-based front office information systems for organizations focused on increasing sales, marketing and customer service effectiveness in field sales, telesales, telemarketing, retail, customer service, call centers, field service, resellers, business partners and Internet-based eCommerce, marketing and customer service. We design, develop, market and support Siebel Front Office Applications, a leading web-based application software product family designed to meet the sales, marketing and customer service information system requirements of even the largest multi-national organizations.

   Our front office applications deliver the first entirely web-based family of sales, marketing and customer service applications. The Siebel Front Office allows organizations to manage, synchronize and coordinate all customer interactions via the web, call center, field and business partner network. Our front office applications fully support ActiveX, Java and HTML and can be delivered over the Internet or via an organization's intranet, supporting multiple desktop platforms.

   Our products are also available in industry-specific versions designed for the pharmaceutical, consumer goods, telecommunications, insurance and finance vertical markets.

   Our customers are comprised of global market leaders, known for delivering the highest levels of quality in their products and services and for their commitment to maintain the highest levels of customer satisfaction. Spanning diverse industries and locations, our customers represent global organizations of all sizes.

   Deploying front office solutions is no longer viewed as a means of gaining a competitive advantage, but rather is fundamental to an organization's ability to survive. Employing front office applications technology to better manage their customer relationships today, our customers continue to be the leaders in their markets.

   Our principal executive offices are located at 1855 South Grant Street, San Mateo, CA 94402. Our telephone number is (650) 295-5000 and our e-mail address is info@siebel.com. We also maintain an Internet home page at siebel.com.

                                 Recent Events

   At a special stockholders' meeting on October 20, 1999, our stockholders approved an amendment to our certificate of incorporation to increase our authorized number of shares of common stock from 300,000,000 to 800,000,000 shares.

   On November 12, 1999 we effected a two for one stock split by way of a stock dividend of one share of common stock for each share of common stock held by each stockholder. All share data is adjusted to reflect the stock split.

   On December 1, 1999, we acquired OnTarget, Inc., a provider of consulting services and training programs for sales and marketing organizations. OnTarget will operate as a wholly owned subsidiary. Please refer to our Form 8-K filed on December 15, 1999 for more information about the OnTarget acquisition. All financial data is adjusted to reflect the consolidated operations of OnTarget and Siebel.

                                  RISK FACTORS

   In addition to the other information contained in this prospectus, investors should carefully consider the following risk factors in evaluating an investment in the notes or the common stock issuable upon conversion of the notes. This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct and actual results could differ materially from these projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

                         Risks Related to Our Business

We have a limited operating history upon which to evaluate our business.

   You should evaluate our prospects in light of the risks, expenses and uncertainties that companies in their early stage of development frequently encounter. We began operations in July 1993. We first shipped our Siebel Sales Enterprise product in April 1995 and our Siebel Service Enterprise product in December 1996. Subsequent versions of these products were first shipped in 1996 and 1997. Accordingly, we have a limited operating history upon which you may evaluate our business and prospects.

Our net revenue and operating results may fluctuate.

   We may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially adversely affect our business and the market price of our common stock. Our net revenue and operating results may fluctuate significantly because of a number of factors, many of which are outside of our control. These factors include:

  . Level of product and price competition;

  . Length of our sales cycle and customer purchasing patterns;

  . The size and timing of individual license transactions;

  . Delay or deferral of customer implementations of our products;

  . Success in expanding our customer support organization, direct sales force and indirect distribution channels;

  . Timing of new product introductions and product enhancements;

  . Appropriate mix of products and services sold;

  . Levels of international sales;

  . Activities of and acquisitions by competitors;

  . Activities of and acquisitions by competitors;

  . Timing of new hires and the allocation of our resources;

  . Changes in the economy and foreign currency exchange rates; and

  . Our ability to develop and market new products and control costs.

   One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our net revenue and operating results to fluctuate significantly. Based upon the preceding factors, we may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially adversely affect our business, financial condition and the market price of our common stock.

Our quarterly operating results may fluctuate.

   Our net revenue and operating results may vary drastically from quarter to quarter. The main factors that may affect these fluctuations are:

  . The discretionary nature of our customer's purchase and budget cycles;

  . The size and complexity of our license transactions;

  . The potential delays in recognizing revenue from license transactions;

  . The timing of new product releases;

  . Seasonal variations in operating results; and

  . Variations in the fiscal or quarterly cycles of our customers.

   Each customer's decision to implement our products and services is discretionary, involves a significant commitment of resources and is subject to their budget cycles. In addition, the timing of license revenue is difficult to predict because of the length of our sales cycle, which has ranged to date from two to eighteen months. We base our operating expenses on anticipated revenue trends. Because a high percentage of these expenses are relatively fixed, a delay in recognizing revenue from license transactions could cause significant variations in operating results from quarter to quarter and could result in operating losses. If these expenses precede, or are not subsequently followed by, increased revenues, our operating results could be materially and adversely affected. Although we have not experienced significant seasonal variations in operating results, such variations could develop in the future.

   As a result of these and other factors, revenues for any quarter are subject to significant variation and we believe that period-to-period comparisons of our results of operations are not necessarily useful. You should not rely on these comparisons as indications of future performance. It is likely that our future quarterly operating results from time to time will not meet the expectations of market analysts or investors, which would likely have an adverse effect on the price of our common stock.

We need to successfully integrate acquisitions and manage growth.

   Our business strategy includes pursuing opportunities to grow our business, both internally and through selective acquisitions, investments, joint ventures and strategic alliances. Our ability to implement this strategy depends, in part, on our success in making such acquisitions, investments, joint ventures and strategic alliances on satisfactory terms and successfully integrating them into our operations. Implementation of our growth strategy may impose significant strains on our management, operating systems and financial resources. Failure to manage this growth, or unexpected difficulties encountered during expansion, could have an adverse effect on our business, operating results and financial condition.

We rely on strategic relationships with systems integrators.

   Failure to maintain existing strategic relationships with systems integrators, or to establish new relationships in the future, could have a material adverse effect on our business. We have established strategic relationships with a number of organizations that we believe are important to our sales, marketing and support activities, and the implementation of our products. We believe that our relationships with these organizations provide marketing and sales opportunities for our direct sales force and expand the distribution of our products. These relationships allow us to keep pace with the technological and marketing developments of major software vendors and provide us with technical assistance for our product development efforts.

   In particular, we have established a non-exclusive strategic relationship with Andersen Consulting, one of our largest stockholders. We have also entered into significant relationships with other third-party systems integrators such as PricewaterhouseCoopers and Deloitte Consulting. A significant portion of our revenues have historically been derived from customers for whom Andersen Consulting, or another systems integrator with which we have a significant relationship, have been engaged to provide system integration services. Any deterioration of our relationship with these significant third-party systems integrators could have a material adverse effect on our business, financial condition and results of operations. We also have relationships with IBM Corporation, Compaq Computer Corporation, Microsoft Corporation and Sun Microsystems, among others. Failure to maintain existing relationships, or to establish new relationships in the future, could have a material adverse effect on our business, results of operations and financial condition.

   Our current and potential customers may also rely on third-party system integrators to develop, deploy and/or manage Siebel Front Office Applications. If we do not adequately train a sufficient number of system integrators, or if these integrators do not have, or do not devote, the resources necessary to implement our products, our business, operating results and financial condition could be materially and adversely affected.

The Internet presents unique risks.

   We may not be able to effectively compete in the Internet-related products and services market. Siebel Front Office Applications communicate through public and private networks over the Internet. The success of our products may depend, in part, on our ability to continue developing products that are compatible with the Internet. We cannot predict with any assurance whether the Internet will be a viable commercial marketplace or whether the demand for Internet-related products and services will increase or decrease in the future. The increased commercial use of the Internet could require substantial modification and customization of our products and the introduction of new products.

   Critical issues concerning the commercial use of the Internet, including security, demand, reliability, cost, ease of use, accessibility, quality of service and potential tax or other government regulation, remain unresolved and may affect the use of the Internet as a medium to support the functionality of our products and distribution of our software. If these critical issues are not favorably resolved, our business, operating results and financial condition could be materially and adversely affected.

We operate in a competitive and rapidly changing market.

   If the client-server and web-based applications markets fail to grow or grow more slowly than we currently anticipate, our business, operating results and financial condition could be materially and adversely affected. The market for client-server and web-based application software is relatively new, highly competitive and rapidly changing. We market our products only to customers who have migrated or are in the process of migrating their enterprise computing systems to client-server and web-based computing environments. Our future financial performance will partly depend on the continued growth of organizations successfully adopting client-server and web-based computing environments.

Our customers may not successfully implement our products.

   If existing customers have difficulty further deploying Siebel Front Office Applications or for any other reason are not satisfied with Siebel Front Office Applications, our business, operating results and financial condition could be materially and adversely affected. Many of our customers purchase and implement our products in phases. Our customers frequently deploy our products to large numbers of sales, marketing and customer service personnel. These end-users may not accept our products. Our products are also being deployed on a variety of computer hardware platforms and used with a number of third-party software applications and programming tools. This use may present significant technical challenges, particularly as large numbers of personnel attempt to use our product concurrently.

A limited number of products provides a substantial part of our license revenues.

   In 1998 and the first nine months of 1999, a substantial majority of our license revenues were attributable to sales of Siebel Sales Enterprise, Siebel Service Enterprise, Siebel Call Center and related products. We expect that such products and related consulting, maintenance and training services will continue to account for a majority of our future revenues. As a result, factors adversely affecting the pricing of or demand for such products, such as competition or technological change, could have a material adverse effect on our business, operating results and financial condition.

The length of time required to engage a client and to implement our products may be lengthy and unpredictable.

   The timing of the sales and implementation of our products and services is lengthy and not predictable with any degree of accuracy. You should not rely on prior sales and implementation cycles as any indication of future cycles.

   The license of our software products is often an enterprise-wide decision by prospective customers and generally requires us to provide a significant level of education to prospective customers regarding the use and benefits of our products. In addition, the implementation of our products involves a significant commitment of resources by prospective customers and is commonly associated with substantial reengineering efforts that may be performed by the customer or third-party system integrators. The cost to the customer of our product is typically only a portion of the related hardware, software, development, training and integration costs of implementing a large-scale front office software system. For these and other reasons, the period between initial contact and the implementation of our products is often lengthy and is subject to a number of factors that may cause significant delays, over many of which we have little or no control. These factors include (i) the size and complexity of the overall project and (ii) delays in our customers' implementation of web-based computing environments. A delay in the sale or implementation of even a limited number of license transactions could have a material adverse effect on our business and operations and cause our operating results to vary significantly from quarter to quarter.

Our success will require us to continue to expand our direct sales force and technical support staff.

   Failure to expand our direct sales force or technical and customer support staff or to expand our distribution channels could materially and adversely affect our business, operating results and financial condition. We have expanded the distribution of our products in recent years. This expansion has placed new and increased demands on our direct sales force and technical and sales support staff. Our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting and training sufficient direct sales, technical and customer support personnel. Although we invest significant resources to expand our direct sales force and our technical and customer support staff, there is only a limited number of qualified personnel in these areas. Therefore, we may not be able to expand our direct sales force and technical support staff as necessary to support our growing operations. In addition, such expansion may not result in increased revenues.

Our expanding distribution may create additional risks.

   Failure to minimize channel conflicts could materially and adversely affect our business, operating results and financial condition. We have recently entered into a number of relationships with resellers in order to obtain broad market coverage. We have generally avoided exclusive relationships with resellers of our products. Discount policies and reseller licensing programs are intended to support each distribution channel with a minimum level of channel conflicts.

Our revenue is concentrated in a relatively small number of customers.

   Our success depends on maintaining relationships with our existing customers. A relatively small number of customers have accounted for a significant percentage of our revenues. For 1998 and the nine months ended September 30, 1999, license revenues from our ten largest customers accounted for 22% and 15% of total revenues, respectively. We expect that licenses of our products to a limited number of customers will continue to account for a significant percentage of revenue for the foreseeable future. The loss of a small number of customers or any reduction or delay in orders by any such customer, or failure to successfully market our products to new customers, could have a material adverse effect on our business, financial condition and results of operations.

Our continued success will require us to keep pace with technological developments, evolving industry standards and changing customer needs.

   The software market in which we compete is characterized by (i) rapid technological change, (ii) frequent introductions of new products, (iii) changing customer needs and (iv) evolving industry standards. To keep pace with technological developments, evolving industry standards and changing customer needs, we must support existing products and develop new products. We may not be successful in developing, marketing and releasing new products or new versions of the Siebel Front Office Applications that respond to technological developments, evolving industry standards or changing customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction and sale of these enhancements. In addition, these enhancements may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to the Siebel Front Office Applications are delayed, or if these products or enhancements fail to achieve market acceptance when released, our business, operating results and financial condition could be materially and adversely affected. In addition, new products or enhancements by our competitors may cause customers to defer or forego purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

To be successful, we must effectively compete in the front office systems market.

   Our products target the front office systems market. This market is highly competitive, rapidly changing and significantly affected by new product introductions. We face competition primarily from our customers' internal information technology departments and systems integrators, as well as from other application software providers that offer a variety of products and services to address this market. Many of our customers and potential customers have attempted to develop front office systems in-house, either alone or with the help of systems integrators. We may not be able to compete successfully against such internal development efforts.

   We rely on a number of systems consulting and systems integration firms for a substantial portion of implementation and other customer support services, as well as for recommendations of our products during the evaluation stage of the purchase process. Although we seek to maintain close relationships with these service providers, many of them have similar and often more established, relationships with our competitors. If we are unable to develop and retain effective, long-term relationships with these third parties, our competitive position could be materially and adversely affected. Further, many of these third parties have significantly greater resources than we do and may market software products that compete with us.

   A large number of personal, departmental, enterprise-wide and other products exist in the front office software market. Companies (Products) such as Symantec (ACT!), Borealis Corporation (Arsenal), Saratoga Systems (Avenue), Aurum (BaanFrontOffice) (acquired by Baan Company N.V.), Corepoint (Corepoint Field Sales, Corepoint Telesales), Clarify Inc. (ClearSales, ClearSupport), ONYX (Customer Center), Epiphany (e.4 System), Silknet (eBusiness System), IMA
(EDGE), Rubric (EMA), Applix (Enterprise), Dendrite International, Inc. (Force
One), Marketrieve Company (Marketrieve PLUS), Firstwave Technologies, Inc. (Netgain), Broadvision, Inc. (One-To-One Application System), Oracle Corporation (Oracle Field Sales Online, Oracle Service and Oracle Call, Front Office Application), Relavis (OverQuota), Pivotal Software, Inc. (Relationship), SAP AG (Sales Force Automation Solution), SalesLogix (SalesLogix), Portera (ServicePort), MEI (UniverSell), Exchange Applications (ValEX) and The Vantive Corporation (Vantive Enterprise) (acquired by PeopleSoft Inc.) are among the many firms in this market segment.

   Some of these competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many competitors have well-established relationships with our current and potential customers. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can.

   There are many factors that may increase competition in the front office systems market, including (i) entry of new competitors, (ii) alliances among existing competitors (iii) consolidation in the software industry and (iv) technological changes or changes in the use of the Internet. Increased competition may result in price reductions, reduced gross margins or loss of market share, any of which could materially and adversely affect our business, operating results and financial condition. If we cannot compete successfully against current and future competitors or overcome competitive pressures, our business, operating results and financial condition may be adversely affected.

If we do not maintain our relationships with third-party vendors, interruptions in the supply of our products may result.

   We may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete or incompatible with future versions of our products or is not adequately maintained or updated. Portions of our products incorporate software that was developed and is maintained by third-party software developers. Although we believe there are other sources for these products, any significant interruption in the supply of these products could adversely impact our sales unless and until we can secure another source. We depend in part on these third parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. The absence of or any significant delay in the replacement of functionality provided by third-party software in our products could materially and adversely affect our sales.

Software errors or defects in our products could reduce revenues.

   Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Although we conduct extensive product testing during product development, we have, in the past, been forced to delay the commercial release of products until the correction of software problems. We could lose revenues as a result of software errors or defects. Our products are intended for use in sales applications that may be critical to a customer's business. As a result, we expect that our customers and potential customers will have a greater sensitivity to product defects than the market for software products generally. Testing errors may also be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, damage to our reputation, or increased service and warranty costs, any of which could have a material adverse effect upon our business, operating results and financial condition.

If we do not successfully manage our growth, our business may be negatively impacted.

   If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially and adversely affected. Our business has grown rapidly in recent years. This growth has placed a significant strain on our management systems and resources. To manage future growth, we must continue to (i) improve our financial and management controls, reporting systems and procedures on a timely basis and (ii) expand, train and manage our employee work force.

The loss of key personnel could negatively affect our performance.

   Our performance depends on the continued service of our key technical, sales and senior management personnel, particularly Thomas M. Siebel, our Chairman and Chief Executive Officer. None of our key employees has entered into an employment agreement with us. The loss of the services of one or more of our executive officers could have a material adverse effect on our business, operating results and financial condition.

The protection of our proprietary information is limited.

   We rely primarily on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We seek to protect our software, documentation and other written materials under patent, trade secret and copyright laws, which afford only limited protection. Any patents issued to us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. Furthermore, others may develop technologies that are similar or superior to our technology or design around our patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate. We have entered into agreements with substantially all of our customers that require us to place Siebel Front Office Applications source code into escrow. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code if (i) there is a bankruptcy proceeding by or against us, (ii) we cease to do business, or (iii) we fail to meet our support obligations.

   Although we do not believe that we are infringing any proprietary rights of others, third parties may claim that we have infringed their intellectual property rights. Furthermore, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of such former employers. Any such claims, with or without merit, could (i) be time consuming to defend, (ii) result in costly litigation, (iii) divert management's attention and resources,
(iv) cause product shipment delays and (v) require us to pay money damages or enter into royalty or licensing agreements. A successful claim of product infringement against us and our failure or inability to license or create a workaround for such infringed or similar technology may materially and adversely affect our business, operating results and financial condition.

   We license certain software from third parties. These third-party software licenses may not continue to be available to us on acceptable terms. The loss of, or inability to maintain, any of these software licenses could result in shipment delays or reductions. This could materially and adversely affect our business, operating results and financial condition.

Year 2000 problems may cause an interruption in our business.

   Many existing computer programs and systems use only two-digit fields to identify the year, e.g. 85=1985 and they are unable to process date and time information between the twentieth and twenty-first centuries. Accordingly, computer programs and software may need to be modified prior to the year 2000 in order to remain functional. Although we have spent a large amount of time and resources to address potential Y2K problems and are not aware of any Y2K problems with respect to our programs and systems caused by the recent commencement of the year 2000, there is no assurance that we will be successful in our efforts to identify and address all Y2K issues that may arise in the future. Failure to complete the necessary modifications in the event such issues arise could cause a disruption or failure of our programs and systems.

International operations involve unique risks.

   Our revenues are primarily derived from large multi-national companies. To service the needs of these companies, we must provide worldwide product support services. We have expanded and intend to continue expanding, our international operations and enter additional international markets. This will require significant management attention and financial resources that could adversely affect our operating margins and earnings. We may not be able to maintain or increase international market demand for Siebel Front Office Applications. If we do not, our international sales will be limited and our business, operating results and financial condition could be materially and adversely affected.

   Our international operations are subject to a variety of risks, including
(i) foreign currency fluctuations, (ii) economic or political instability,
(iii) shipping delays and (iv) various trade restrictions. Any of these risks could have a significant impact on our ability to deliver products on a competitive and timely basis. Significant increases in the level of customs duties, export quotas or other trade restrictions could also have an adverse effect on our business, financial condition and results of operations. In situations where direct sales are denominated in foreign currency, any fluctuation in foreign currency or the exchange rate may adversely affect our business, financial condition and results of operations. We manage our foreign currency exchange rate risk by entering into contracts to sell foreign currency at the time a foreign currency receivable is generated. When the foreign currency receivable is collected, the contract is liquidated, thereby converting the foreign currency to US dollars and mitigating the exchange rate risk. In certain instances, we have not hedged foreign currency receivables when the forward contracts in the relevant currency were not readily available or were not cost effective.

Certain stockholders may be able to exercise control over matters requiring stockholder approval.

   Our current officers, directors and entities affiliated with us together beneficially owned a significant portion of the outstanding shares of common stock as of September 30, 1999. While these stockholders do not hold a majority of our outstanding common stock, they will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This may prevent or discourage tender offers for our common stock.

Our stock price may continue to be volatile.

   Our stock price has fluctuated substantially since our initial public offering in June 1996. The trading price of our common stock and, as a result, the market price of the notes, is subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in earning estimates by analysts, announcements of technological innovations or new products by us or our competitors, general conditions in the software and computer industries and other events or factors. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar or related to ours and that have been unrelated to the operating performance of these companies. These market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock.

Certain provisions in our charter documents may prevent certain corporate actions.

   Our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further approval by our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the common stock. The rights of the holders of common stock will be subject to and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting stock. We have a classified Board of Directors. This and certain other provisions of our certificate of incorporation and certain provisions of our Bylaws and of Delaware law, could delay or make more difficult a merger, tender offer or proxy contest.

                           Risks Related to the Notes

Substantial leverage and debt service obligations may adversely affect our cash flow.

   We have substantial amounts of outstanding indebtedness, primarily the notes. As a result of this indebtedness, our principal and interest payment obligations are substantial. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We also expect to add additional equipment loans and lease lines to finance capital expenditures and may obtain additional long-term debt, working capital lines of credit and lease lines. There can be no assurance that any financing arrangements will be available.

   Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  . limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

The notes are subordinated to all other senior debt.

   The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, as defined in the indenture governing the notes. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, as described in "Description of the Notes," and in specific other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The indenture governing the notes does not prohibit or limit the incurrence of senior indebtedness or the incurrence of other indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay obligations on the notes. As of September 30, 1999, we had approximately $50.3 million of indebtedness outstanding that would have constituted senior indebtedness. As of September 30, 1999, our subsidiaries had no material indebtedness or other liabilities. We anticipate that from time to time we will incur additional indebtedness, including senior indebtedness. See "Description of the Notes-Subordination."

The notes contain limitations on redemption upon a change in control.

   Upon a change in control, as defined in "Description of the Notes," each holder of notes has rights, at the holder's option, to require us to redeem all or a portion of the holder's notes. Although the indenture allows us, subject to satisfaction of conditions, to pay the redemption price in shares of common stock, if a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered by holders. Any future credit agreements or other agreements relating to other indebtedness, including other senior indebtedness, to which we become a party may contain restrictions or prohibitions on the payment of the redemption price while such indebtedness is outstanding. In the event a change in control occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of lenders to the purchase of the notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or repay these borrowings, we would remain prohibited from purchasing or redeeming the notes. Our failure to redeem tendered notes would constitute an event of default pursuant to the indenture under which the notes were issued, which might constitute a default under the terms of other indebtedness that we may enter into from time to time. In these circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of the notes. The term "change in control" is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a change in control does not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. See "Description of the Notes-Repurchase at Option of Holders Upon a Change in Control."

There is no public market for the notes and there are restrictions on resale of the notes.

   Prior to this offering, the notes have traded in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc. Although Goldman, Sachs & Co., Banc of America Securities LLC and Thomas Weisel Partners LLC have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue their market making activities at any time without notice. Consequently, we cannot ensure that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

                      WHERE YOU CAN FIND MORE INFORMATION

   Our principal executive offices are located at 1855 South Grant Street, San Mateo, CA 94402. Our telephone number is (650) 295-5000 and our e-mail address is info@siebel.com. We also maintain an Internet home page at siebel.com.

   We have filed with the Securities and Exchange Commission, the SEC, a registration statement on Form S-3 to register the securities offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

   You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

   If at any time during the two-year period following September 15, 1999, we are not subject to the information requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to note holders, to holders of common stock issued upon conversion thereof and to prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes and common stock issued upon conversion thereof.

                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on March 31, 1999, including all material incorporated by reference therein;

     2. Our Definitive Revised Proxy Statement on Schedule 14A, filed on April 5, 1999;

     3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed on May 14, 1999, including all material incorporated by reference therein;

     4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, filed on August 13, 1999, including all material incorporated by reference therein;

     5. Our Definitive Proxy Statement on Schedule 14A, filed on September 17, 1999;

     6. Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999, filed on November 15, 1999, including all material incorporated by reference therein;

     7. Our Current Report on Form 8-K, filed on December 15, 1999, including all material incorporated by reference therein.

     8. Our Current Report on Form 8-K, filed on January 7, 2000, including all material incorporated by reference therein.

     9. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including all material incorporated by reference therein; and

      10. The description of the common stock contained in our Registration Statement on Form 8-A.

   You may request a copy of these filings, at no cost to you, by writing or telephoning us at: Siebel Systems, Inc., Attention: Investor Relations, 1855 South Grant Street, San Mateo, California 94402, Telephone (650) 295-5000.

   Our common stock is quoted on the Nasdaq National Market under the symbol "SEBL." The last reported sales price of the common stock on the Nasdaq National Market ("Nasdaq") on January 28, 2000 was $92 3/4 per share. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the notes or the shares of common stock offered hereby. See "Selling Security Holders."

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges for each of the last five years and for the nine months ended September 30, 1998 and 1999:

                                                             Nine Months Ended
                                  Year Ended  December 31,     September 30,
                                ---------------------------- -----------------
                                1994 1995  1996  1997  1998    1998     1999
                                ---- ----- ----- ----- ----- -------- --------
Ratio of earnings to fixed
 charges (1)(2) ............... --   11.69 34.02 11.52 31.34    26.39    39.38

--------
(1) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

(2) Net loss before tax of $221,000 was inadequate to cover fixed charges of $169,000 in 1994.

                                    BUSINESS

Overview

   We are the market leader in web-based front office information systems for organizations focused on increasing sales, marketing and customer service effectiveness in field sales, telesales, telemarketing, retail, customer service, call centers, field service, resellers, business partners and Internet-based eCommerce, marketing and customer service. We design, develop, market and support Siebel Front Office Applications, a leading web-based application software product family designed to meet the sales, marketing and customer service information system requirements of even the largest multi-national organizations.

   Our front office applications deliver the first entirely web-based family of sales, marketing and customer service applications. The Siebel Front Office allows organizations to manage, synchronize and coordinate all customer interactions via the web, call center, field and business partner network. Siebel front office applications fully support ActiveX, Java and HTML and can be delivered over the Internet or via an organization's intranet, supporting multiple desktop platforms.

   Designed to run within a browser with no previously installed client-side software, Siebel front office applications allow organizations to dramatically reduce the cost of ownership for our applications and extend their reach throughout the organization's network of third-party resellers and service providers, business partners and customers (the organization's "extraprise").

   Organizations configure our applications once and deploy them to mobile laptop or handheld computers for field sales and service, in call centers, or via the Internet to resellers and customers.

   Our products are also available in industry-specific versions designed for the pharmaceutical, consumer goods, telecommunications, insurance and finance vertical markets.

   Our customers are comprised of global market leaders, known for delivering the highest levels of quality in their products and services and for their commitment to maintaining the highest levels of customer satisfaction. Spanning diverse industries and locations, our customers represent global organizations of all sizes.

   Deploying front office solutions is no longer viewed as a means of gaining a competitive advantage, but rather is fundamental to an organization's ability to survive. Employing front office applications technology to better manage their customer relationships today, our customers continue to be the leaders in their markets.

   Through our global strategic alliances with industry-leading organizations, we continue to enhance our Siebel Front Office product suite, ensuring that we fully support our customers' technology requirements and industry best practices today and in the future.

Products

   Siebel 99.5, released in June 1999, brings the first entirely web-based family of front office applications to market. Our web-based architecture and diverse product offerings, are designed to provide support for sales, marketing and customer service organizations and extends that support and seamlessly unites, the organization's extraprise. This extended support not only enhances communication between the organization and its customers but does so without dependence on any particular method of communication.

 Siebel Sales Enterprise

   Siebel Sales Enterprise is designed to allow teams of sales and marketing professionals to manage sales information throughout the entire sales cycle. This core application includes the Opportunity Management, Account Management, Contact Management, Activity Tracking, Message Broadcasting, Siebel Search, Quotas and Incentives modules.

   Siebel Sales Enterprise options, as of July 31, 1999, include Siebel Quotes, Siebel Revenue Forecasting, Siebel Product Forecasting, Siebel Proposal Generator, Siebel Presentations, Siebel Campaigns, Siebel Sales Assistant, Siebel Target Account Selling, Siebel Customer Service Integration, Siebel Product Configuration and Siebel Product Configuration Integration Object.

 Siebel Service Enterprise

   Siebel Service Enterprise enables teams of customer service, sales and marketing professionals to ensure complete customer satisfaction by using closed-loop, service request management capabilities. The base application includes the Service Request Management, Account Management, Asset Tracking, Contact Management, Activity Tracking, Message Broadcasting, Solution Management and Siebel Search modules.

   Siebel Service Enterprise options, as of July 31, 1999, include Siebel Service Assistant, Siebel Quality Management and Siebel Mail Agent.

 Siebel Field Service

   Siebel Field Service extends upon Siebel's customer service solution and provides field engineers with service functionality for entitlement/contracts management, integration with other customer facing departments, dispatch and scheduling, parts management and repair center operations. Siebel Field Service provides a complete solution for the mobile technician as well as the connected service agent.

   Siebel Field Service options, as of July 31, 1999, include Siebel Service Inventory, Siebel Shipping/Receiving, Siebel Logistics Manager, Siebel Repair, Siebel Service Assistant, Siebel Quality Management and Siebel Mail Agent.

 Siebel Call Center

   Siebel Call Center provides blended Sales and Service functionality that enables call center agents to provide both sales and customer service assistance to customers. It accesses the power of Siebel Sales and Service Enterprise to integrate all available customer information. This allows each service request to result in additional sales opportunities and provides integrated sales and service histories for each opportunity. This base application includes the Opportunity Management, Service Request Management, Account Management, Asset Tracking, Contact Management, Activity Tracking, Message Broadcasting, Solution Management and Siebel Search modules.

   Siebel Call Center options, as of July 31, 1999, include all of the options available for both Siebel Sales Enterprise and Siebel Service Enterprise.

 Siebel Marketing Enterprise

   The Siebel Marketing Enterprise is designed to allow marketing professionals, sales and service managers and business analysts to monitor overall company performance and the effectiveness of company programs and activities. Siebel Marketing Enterprise is designed to extract information from Siebel Sales Enterprise, Siebel Service Enterprise and Siebel Call Center into a customer data mart, designed for fast data analysis. Siebel Marketing Enterprise is designed to include a broad range of pre-built analyses about customers, sales pipeline, customer service, competitors, campaigns and products, allowing managers and analysts to drill down into key operational details. Siebel Marketing Enterprise also includes powerful database marketing capabilities that allow marketing professionals to immediately develop multi-level campaigns that are tailored to target specific market segments.

   General product options are typically available on any of the Siebel Enterprise Base applications and as of July 31, 1999, include Siebel Thin Client, Siebel Encyclopedia, Siebel Office, Siebel Calendar, Siebel Reports,

Siebel Expense Reporting, Siebel Executive Information System, Siebel Incentive Compensation, Siebel Order Entry, Siebel Contracts, Siebel SmartScript, Siebel CTI, Siebel CTI Connect, Siebel Remote, Siebel Anywhere, Siebel Workflow Manager, Siebel Assignment Manager, Siebel Data Quality, Siebel Professional Services, Siebel Training and Siebel Advanced Search.

 Siebel eBusiness

   Siebel eBusiness allows organizations to interact directly with customers and partners over the Internet. Using Siebel eBusiness, organizations can immediately deploy scalable, secure and web-based applications for acquiring, growing and retaining customers. Siebel eBusiness Applications include Siebel eSales, Siebel eMarketing and Siebel eService.

   Siebel eSales. Siebel eSales is a web-based application to support unassisted business-to-business and business-to-consumer selling over the Web. Siebel eSales includes a visual product catalog, web-based quote generation, self-service solution configuration and on-line ordering. Siebel eSales options, as of July 31, 1999, include Siebel eShopping Basket, Siebel eCatalog, Siebel eConfigurator and Siebel eOrders.

   Siebel eMarketing. Siebel eMarketing enables enterprises to create, execute and assess web-based marketing campaigns. With Siebel eMarketing, enterprises segment their customers and prospects; target them with a personalized, automatically generated web- or email-based promotions; and create graphical reports to assess the effectiveness and return-on-investment of the campaign.

   Siebel eService. Through web- and email-based service automation, Siebel eService allows organizations to manage the entire service process and to provide world-class customer service and support via the Internet.

   Siebel InterActive. Allows organizations to provide customized web-based personalized briefings to partners and resellers over the web. Briefings include key customer information including opportunities, accounts and contacts and on-line content such as news and company profiles.

 Industry Applications

   Our products are available in industry-specific versions, all with similar functionality, but each specifically designed for a particular industry. Examples of our vertical products include:

  . Siebel Pharma;

  . Siebel Consumer Goods;

  . Siebel Communications;

  . Siebel Insurance;

  . Siebel Finance; and

  . Siebel Utilities.

 Product Development Expense

   During 1996, 1997, 1998 and the nine-month period ended September 30, 1999, we had product development expenses of $14.8 million, $26.7 million, $44.0 million and $58.3 million, respectively.

Professional Services

   We provide implementation consulting and other technical services to license customers through our worldwide professional services organization. We provide these services in connection with similar services provided by certain global alliance partners to provide the customer with the full array of services necessary to install, integrate, customize and deploy Siebel Front Office Applications.

Customer Support and Training

   We offer a comprehensive, multi-tiered, integrated family of global support programs designed to ensure successful implementation and customer satisfaction. These programs include maintenance, technical support, professional services and customer communications, as well as extensive educational offerings.

Marketing and Sales

   In the United States, we market and sell our products and services primarily through our direct sales and services organization. We have sales and service professionals in 33 offices throughout the United States. Outside the United States, we sell our products primarily through our direct sales and services organization in the countries where we have an office. We have sales and service professionals in 22 offices outside of the United States. We also market and sell our products through distributors, primarily in Japan, Latin America, South Africa and Asia.

   Our ability to achieve significant revenue growth in the future will depend in large part on our success in recruiting and training sufficient direct sales, technical and customer support personnel and establishing and maintaining relationships with our strategic partners. We believe the complexity of our products and the large-scale deployment anticipated by our customers will require a number of highly trained customer support personnel.

   Our marketing and sales strategy includes the following key elements:

 Target Large Multi-National Customers in a Broad Range of Industries

   Our products are intended to be deployed on a global basis and provide shared, up-to-date information for field sales, telemarketing, telesales, marketing, customer service and third party reseller sales organizations. We have a considerable number of large, multinational companies in our customer base and intend to leverage our experience and continue to target sales and marketing activities through our direct sales force to expand worldwide market acceptance of Siebel Front Office Applications.

 Maintain and Extend Advanced Technology Position

   The Siebel Front Office Applications utilize advanced information technology. We employ the use of configurable business objects (BusObjects) that allow organizations to configure the Siebel application to fit their unique needs while ensuring a clear and consistent upgrade path for future releases. Our's web-centric, multi-tiered architecture is designed to enable large-scale web, mobile and call center deployments with a single object metadata repository. We have developed patented synchronization capabilities that allow large numbers of mobile users to intermittently connect and synchronize their local database with a server database. We have made extensive use of object oriented component technology with extensible application program interfaces (APIs) to enable seamless integration to other applications. We intend to continue to commit substantial resources to maintain and extend our advanced technology position.

 Global Strategic Alliances

   Long-term strategic business partnerships with leading technology providers continue to serve as a core component of our strategy to maintain our technology and market leadership, consistently deliver superior customer satisfaction and enable corporate growth.

   We have partnered with best-of-class business and systems integrators, hardware, software, support and training partners to ensure the successful deployment of Siebel Front Office Applications. These strategic global partnerships with industry leaders help ensure that we deliver comprehensive solutions that completely meet our global customers' sales, marketing and customer service information systems needs.

 Promote Successful Customer Implementations

   Our success is dependent upon our customers' successful implementation of Siebel Front Office Applications. As a result, we actively support the customer's deployment efforts by providing Internet and telephone technical support, providing comprehensive instructor-led training and assigning an account management team that consists of a sales representative, a technical account manager and an executive sponsor. To objectively measure customer satisfaction, we employ an independent third-party organization to perform periodic customer satisfaction audits.

 Expand Global Sales Capabilities

   We intend to expand our global sales capabilities by increasing the size of our direct sales organization in major markets and continuing to leverage distributors in other selected markets. In particular, we plan to expand our direct sales and marketing activities in Asia, Australia, Europe, South America and North America. We have operations in Australia, Brazil, Canada, Colombia, France, Germany, Italy, Japan, Mexico, the Netherlands, Norway, Sweden, Switzerland, the United Kingdom and the United States and have introduced localized versions of Siebel Front Office Applications for major European and Asian markets. We are currently developing other localized versions, which will be released as market conditions warrant.

   During each of 1996, 1997, 1998 and the nine-month period ended September 30, 1999, no individual customer accounted for more than 10% of revenues. Export license sales for 1996, 1997, 1998 and the nine-month period ended September 30, 1999 were $7.7 million, $41.8 million, $88.2 million and $100.9 million, respectively. This represented 10%, 27%, 30% and 31% of total license revenues, respectively.

Competition

   The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our products are targeted at the emerging market for sales, marketing and customer information systems. We face competition from customers' internal development efforts, custom system integration products, as well as other application software providers that offer a variety of products and services designed to address this market. We believe that the market for global front office information systems has historically not been well served by the application software industry. We believe that most customer deployments have been the result of large internal development projects, custom solutions from systems integrators or the application of personal and departmental productivity tools to the global enterprise.

 Internal Development

   Many of our customers and potential customers have in the past attempted to develop sales, marketing and customer service information systems in-house, either alone or with the help of systems integrators. Internal information technology departments have staffed projects to build their own systems utilizing a variety of tools. In some cases, such internal development projects have been successful in satisfying the needs of an organization. However, since software development, support and maintenance are not core competencies of these organizations in some cases such projects are unsuccessful. The competitive factors in this area require that we produce a product that conforms to the customer's information technology standards, scales to meet the needs of large enterprises, operates globally and costs less than the result of an internal development effort. There can be no assurance that we will be able to compete effectively against such internal development efforts.

 Custom System Integration Projects

   A second source of competition results from system integrators engaged to build a custom development application. The introduction of a system integrator typically increases the likelihood of success for the customer. However, this approach can be expensive as compared to the purchase of third party products and typically results in a product that has not been designed to be supported, maintained and enhanced by a focused software development company. Maintenance and support for the custom code can become burdensome in future years, with enhancements and modifications being cost-prohibitive. The competitive factors in this area require that we demonstrate to the customer the cost savings and advantages of a configurable, upgradeable and commercially-supported product developed by a dedicated professional software organization.

   We rely on system consulting and system integration firms for implementation and other customer support services, as well as recommendations of our products during the evaluation stage of the purchase process. Although we seek to maintain close relationships with these service providers, many of these third parties have similar and often more established, relationships with our competitors. There can be no assurance that these third parties, many of which have significantly greater resources than us, will not market software products in competition with us in the future or will not otherwise reduce or discontinue their relationships with or support of us and our products.

 Other Competitors

   A large number of personal, departmental and other products exist in the front office applications market. Companies (Products) such as Silknet (eBusiness System), Rubric (EMA), Exchange Applications, Portera (ServicePort), Relavis (OverQuota), Symantec (ACT!), Saratoga Systems (Avenue), Epiphany (e.4 System), Clarify Inc. (ClearSales, ClearSupport), ONYX (Customer Center), IMA
(EDGE), Applix (Enterprise), Dendrite International, Inc. (Force One), Marketrieve Company (Marketrieve PLUS), Firstwave Technologies, Inc. (Netgain), Broadvision, Inc. (One-To-One Application System), Oracle Corporation (Oracle Field Sales Online, Oracle Service and Oracle Call, Front Office Application), Pivotal Software, Inc. (Relationship), SAP AG (Sales Force Automation Solution), SalesLogix (SalesLogix), Aurum (BaanFrontOffice) (acquired by Baan Company N.V.), MEI (UniverSell) and The Vantive Corporation (Vantive Enterprise) (acquired by PeopleSoft Inc.) are among the many firms in this market segment. Some of these competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than us. In addition, many competitors have well-established relationships with current and potential customers of ours. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. We believe that we compete favorably in this marketplace based on the following competitive advantages: breadth and depth of functionality, a modern and enduring web-based product architecture, ability to manage all customer interactions support across multiple channels, configurable business objects, support for the global enterprise, scalability allowing support for large user communities and strategic alignments with industry leaders. In general, we have priced our products at or above those of its competitors, which pricing we believe is justified by the scope of functionality delivered and the performance characteristics afforded by our products.

   It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of consolidation in the software industry. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, operating results and financial condition.

Employees

   As of September 30, 1999, we had a total of 2,516 employees, of which 1,974 were based in the United States, 3 in Argentina, 11 in Australia, 1 in Austria, 14 in Brazil, 3 in Colombia, 52 in Canada, 1 in Denmark, 51 in France, 74 in Germany, 8 in Ireland, 10 in Italy, 30 in Japan, 11 in Malaysia, 7 in Mexico, 23 in the Netherlands, 2 in Norway, 1 in Portugal, 1 in Scotland, 14 in Spain, 4 in Sweden, 8 in Switzerland and 213 in the United Kingdom. Of the total, 901 were engaged in sales and marketing, 418 were in product development, 1,022 were in customer support and professional services and 175 were in finance, administration and operations. Our future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, particularly Thomas M. Siebel, our Chairman and Chief Executive Officer, none of whom is bound by an employment agreement. The loss of the services of one or more of our key employees could have a material adverse effect on our business, operating results and financial condition. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense and there can be no assurance that we will be able to retain our key technical, sales and managerial personnel in the future. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

                            DESCRIPTION OF THE NOTES

   The notes were issued under a document called the "Indenture." The Indenture is a contract between us and Chase Manhattan Bank and Trust Company, National Association, who will act as trustee (the "Trustee"). The Indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning for only the more important terms. We also include references in parentheses to certain Sections of the Indenture. Wherever we refer to particular Sections or defined terms, those Sections or defined terms are incorporated by reference here. In this section, references to "Siebel" or "we" or "us" refer solely to Siebel Systems, Inc. and not its subsidiaries.

General

   The notes are general, unsecured obligations of Siebel. The notes are subordinated, which means that they will rank behind certain of our other indebtedness as described below. The notes are limited to $300,000,000 aggregate principal amount. Payment of the full principal amount of the notes will be due on September 15, 2006.

   The notes bear interest at the annual rate shown on the front cover of this prospectus from September 21, 1999. We will pay interest twice a year, on each March 15 and September 15, beginning March 15, 2000, until the principal is paid or made available for payment. Interest will be paid to the person in whose name the note is registered at the close of business on the preceding March 1 or September 1, as the case may be. Interest payable per $1,000 principal amount of notes for the period from September 21, 1999 to March 15, 2000, will be $26.58.

   You may convert the notes into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on September 15, 2006, unless the notes have been previously redeemed or repurchased. The conversion rate may be adjusted as described below.

   We may redeem the notes at our option at any time on or after September 15, 2002, in whole or in part, at the redemption prices set forth below under "-- Optional Redemption," plus accrued and unpaid interest to the redemption date. If there is a change in control of us, you may have the right to require us to repurchase your notes as described below under "--Repurchase at Option of Holders Upon a Change in Control."

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

   The notes were issued:

  . in fully registered form;

  . without interest coupons; and

  . in denominations of $1,000 and greater multiples.

   The notes are evidenced by two global notes that have been deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. The global note and any notes issued in exchange for the global note will be subject to restrictions on transfer and will bear a restrictive legend. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

  . DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

  . an Event of Default with respect to the notes represented by the global note has occurred and is continuing.

   In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

   DTC or its nominee will be considered the sole owner and holder of the global note for all purposes and as a result:

  . you cannot receive notes registered in your name if they are represented by the global note;

  . you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes;

  . you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

  . all payments on the global note will be made to DTC or its nominee.

   The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

   Only institutions (such as a securities broker or dealer) that have accounts with DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

   Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

   We will make cash payments of interest on and principal of and the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

   We have been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

   We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

   We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

   DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant has, or participants have, given such direction.

   DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the Trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note and we and the Trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

   You may, at your option, convert any portion of the principal amount of a note that is an integral multiple of $1,000 into shares of our common stock at any time prior to the close of business on the maturity date, unless the note has been previously redeemed or repurchased, at a conversion rate equal to
21.4442 shares per $1,000 principal amount of notes. This conversion rate is equivalent to a conversion price of approximately $46.64 per share. The conversion rate is subject to adjustment as described below. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

   The holder of a note can convert the note by delivering the note at the Corporate Trust Office of the Trustee, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Trustee. In the case of a global note, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificates will be sent by the Trustee to the Conversion Agent for delivery to the holder of the note being converted. The shares of common stock issuable upon conversion of the notes will be fully paid and nonassessable and will also rank equally with other shares of our common stock outstanding from time to time.

   If you surrender a note for conversion on a date that is not an Interest Payment Date, you will not be entitled to receive any interest for the period from the preceding Interest Payment Date to the date of conversion, except as described below. If you are a holder of a note on a Regular Record Date, including a note that is subsequently surrendered for conversion after the Regular Record Date, you will receive the interest payable on such note on the next Interest Payment Date. Thus to correct for this resulting overpayment of interest, any note surrendered for conversion during the period from the close of business on a Regular Record Date to the opening of business on the next Interest Payment Date will be required to be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the Regular Record Date and the close of business on the next Interest Payment Date.

   No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If you receive common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the market price of the common stock at the close of business on the conversion date.

   If you deliver a note for conversion, you will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, we are not required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

   The conversion rate is subject to adjustment if:

  (1) there is a dividend or other distribution payable in common stock on shares of our capital stock;

  (2) we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, calculated as described in the Indenture, of our common stock; however, if those rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion rate will not be adjusted until the triggering events occur;

  (3) we subdivide, reclassify or combine our common stock;

  (4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

    . those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above;

    . dividends and distributions paid exclusively in cash; and

    . distributions upon mergers or consolidations;

  (5) we make a distribution consisting exclusively of cash, (excluding any cash portion of distributions referred to in paragraph (4) above, or cash distributed upon a merger or consolidation applicable as discussed below) to all holders of our common stock if: the aggregate amount of the distribution combined together with (A) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the Current Market Price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding; or

  (6) the successful completion of a tender offer made by us or any of our subsidiaries for our common stock that involves aggregate consideration that, together with (A) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all-cash distributions referred to in paragraph (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

   We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments.

   If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

   We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our Board of Directors has determined that such increase would be in our best interests. If our Board of Directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. No such increase will be taken into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a "Change in Control," as defined below.

   If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, e.g., distributions of evidences of indebtedness or assets of Siebel, but generally not stock dividends on common stock or rights to subscribe for common stock and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Material United States Federal Income Tax Consequences--U.S. Holders."

Subordination

   The notes are subordinated and, as a result, the payment of the principal, any premium and interest on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full of all of our Senior Debt. "Senior Debt" means the principal of and premium, if any and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

  . all our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument;

  . all our obligations for money borrowed;

  . all our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

  . all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

  . all our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including related reimbursement obligations;

  . all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

  . all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on our property; and

  . renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for any indebtedness or obligation described in the bullets above.

   Senior Debt will not include any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes. In addition, Senior Debt will not include any particular indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries.

   We will not make any payment on account of principal, premium or interest on the note, or redemption or repurchase of the notes, if either of the following occurs:

  . we default in our obligations to pay principal, premium, interest or other amounts on our Senior Debt, including a default under any redemption or repurchase obligation and the default continues beyond any grace period that we may have to make those payments; or

  . an "event of default" occurs and is continuing on any Designated Senior
    Debt, as defined below and (1) the event of default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice (a "Payment Blockage Notice") of the default from a holder of the Designated Senior Debt.

   If payments of the notes have been blocked by a payment default on Senior Debt, payments on the notes may resume when the payment default has been cured or waived. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or (2) 179 days after the Payment Blockage Notice is received.

   No nonpayment default that existed on the day a Payment Blockage Notice was delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced until both of the following are satisfied:

  . 365 days have elapsed since the effectiveness of the immediately prior
    Payment Blockage Notice; and

  . all scheduled payments of principal, any premium and interest on the notes that have come due have been paid in full in cash.

   "Designated Senior Debt" means our obligations under any particular Senior Debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness will be "Designated Senior Debt" for purposes of the Indenture. That instrument, agreement or other document may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt.

   In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due on all Senior Debt must be paid in full before you will be entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than you would and this subordination may reduce or eliminate payments to you. As of September 30, 1999, we had approximately $50.3 million of Senior Debt outstanding.

   In addition, the notes will be "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right we have to receive any assets of our subsidiaries upon their liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us.

   The Indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including Senior Debt.

Optional Redemption

   On and after September 15, 2002, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on September 15 of the following years:

      Year                                                      Redemption Price
      ----                                                      ----------------
      2002.....................................................      103.14%
      2003.....................................................      102.36%
      2004.....................................................      101.57%
      2005.....................................................      100.79%

and 100% of the principal amount on and after September 15, 2006. In each case we will also pay accrued interest to the redemption date. The Indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

   No "sinking fund" is provided for the notes, which means that the Indenture does not require us to redeem or retire the notes periodically.

Repurchase at Option of Holders upon a Change in Control

   If a Change in Control, as defined below, occurs, you will have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $5,000 or any greater integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date.

   At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock, valued at 95% of the average of the closing sales prices of the common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the Indenture.

   Within 30 days after the occurrence of a Change in Control, we are obligated to give you notice of the Change in Control and of the repurchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, you must deliver, on or before the 30th day after the date of our notice, irrevocable written notice to the Trustee of your exercise of your repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on the date that is 45 days after the date of our notice.

   A Change in Control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

  (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by us, any of our subsidiaries or any of our employee benefit plans will not trigger this provision;

  (2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

    . the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after the transaction;

    . the transaction is a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; or

    . the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of common stock of us or another corporation; or

  (3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

   However, a Change in Control will not be deemed to have occurred if the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

   For purposes of these provisions:

  . the conversion price is equal to $1,000 divided by the conversion rate;

  . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

  . ""Person'' includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

   Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time.

   We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

   The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

   The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

   Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could cause an event of default under, or be prohibited or limited by, the terms of future Senior Debt. As a result, unless we were to obtain a waiver, a repurchase of the notes could be prohibited under the subordination provisions of the Indenture until that Senior Debt was paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a Change in Control, an Event of Default under the Indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under our Senior Debt. See "--Subordination."

Mergers and Sales of Assets

   We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us, unless each of the following requirements is met:

  . the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia and, if other than us, shall expressly assume the due and punctual payment of the principal of, any premium and interest on the notes and the performance of our other covenants under the Indenture; and

  . immediately after giving effect to that transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Events of Default

   The following will be Events of Default under the Indenture:

  . we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the subordination provisions of the Indenture;

  . we fail to pay any interest on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the Indenture;

  . we fail to give the notice that we are required to give in the event of a Change in Control, whether or not the notice is prohibited by the subordination provisions of the Indenture;

  . we fail to perform any other covenant in the Indenture and that failure continues for 60 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

  . failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us or any of our subsidiaries in excess of $25 million if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

  . events of bankruptcy, insolvency or reorganization specified in the Indenture.

   Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

   If an Event of Default, other than an Event of Default arising from events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the Indenture, rescind the acceleration if all Events of Default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing, then the principal of and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the Trustee.

   Before you may take any action to institute any proceeding relating to the Indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

    . you must have given the Trustee written notice of a continuing Event of Default;

    . the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the Trustee to take action because of the default and must have offered reasonable indemnification to the Trustee against the cost, liabilities and expenses of taking such action; and

    . the Trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

   These limitations do not apply to a suit for the enforcement of payment of the principal of, or any premium or interest on, a note, or the repurchase price payable for a note, on or after the due dates for such payments, or of the right to convert the note in accordance with the Indenture.

   We will furnish to the Trustee annually a statement as to our performance of our obligations under the Indenture and as to any default in performance.

Modification and Waiver

   The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the Indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  . change the stated maturity of the principal or interest of a note;

  . reduce the principal amount, any premium or interest on any note;

  . reduce the amount payable upon a redemption or mandatory repurchase;

  . modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

  . change the place or currency of payment on a note;

  . impair the right to institute suit for the enforcement of any payment on any note;

  . modify the subordination provisions in a manner that is adverse to the holders of the notes;

  . adversely affect the right to convert the notes;

  . modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

  . reduce the percentage of holders whose consent is needed to modify or amend the Indenture;

  . reduce the percentage of holders whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

  . modify the provisions dealing with modification and waiver of the Indenture.

   The holders of a majority in principal amount of the outstanding notes must consent to waive compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest or the repurchase price.

   Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

   We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to take any action under the Indenture. In limited circumstances, the Trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or such other period as we may specify (or as the Trustee may specify, if it set the record date). This period may be shortened or lengthened (but not beyond 180 days) from time to time.

Registration Rights

   We entered into a registration rights agreement with the initial purchasers of the notes (the "Registration Rights Agreement"). In the Registration Rights Agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes (together, the "Registrable Securities") that we will, at our expense:

  . file with the Commission, within 90 after the date the notes were originally issued, a shelf registration statement covering resales of the Registrable Securities;

  . use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes were originally issued, subject to our right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

  . use our reasonable efforts to keep effective the shelf registration statement until two years after the date it is declared effective or, if earlier, until there are no outstanding Registrable Securities (the "Effectiveness Period").

   We are permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with sales of Registrable Securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the Commission and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 45 days in any 90 day period or a total of 90 days in any 365-day period. We will provide to each holder of Registrable Securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

   We may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest ("Liquidated Damages") will accrue on the notes if either of the following events ("Registration Defaults") occurs:

  . on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the Commission; or

  . on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

   In that case, Liquidated Damages will accrue on the notes from and including the day following the Registration Default to but excluding the day on which the Registration Default has been cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages begin to accrue.

   The rates at which Liquidated Damages will accrue will be as follows:

  . 0.25% of the principal amount per annum to and including the 90th day after the Registration Default; and

  . 0.5% of the principal amount per annum from and after the 91st day after the Registration Default.

   In addition, the interest rate on the notes will be increased if:

  . the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive, during any 90-day period; or

  . the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

   In either event, the interest rate on the notes will increase by an additional 0.50% per annum from the 46th day of the 90-day period or the 91st day of the 12-month period. The increased rate will continue until the earlier of the following:

  . the time the shelf registration statement again becomes effective or the holders of Registrable Securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

  . the time the Effectiveness Period expires.

   A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that apply to a holder making such an election, including certain indemnification provisions.

   We have mailed the Notice and Questionnaire to the holders of Registrable Securities not less than 30 calendar days prior to the time we intend in good faith to have the shelf registration statement declared effective (the "Effective Time").

   No holder of Registrable Securities will be entitled to be named as a selling security holder in the shelf registration statement as of the Effective Time and no holder of Registrable Securities will be entitled to use the prospectus forming a part of the shelf registration statement for offers and resales of Registrable Securities at any time, unless such holder has returned a completed and signed Notice and Questionnaire to us by the deadline for response set forth in the Notice and Questionnaire. Holders of Registrable Securities will, however, have at least 28 calendar days from the date on which the Notices and Questionnaire was first mailed to them to return a completed and signed Notice and Questionnaire to us.

   Beneficial owners of Registrable Securities who have not returned a Notice and Questionnaire by the questionnaire deadline described above may receive another Notice and Questionnaire from us upon request. Following its receipt of a completed and signed Notice and Questionnaire, we will include the Registrable Securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the Registration Rights Agreement.

   We agreed in the Registration Rights Agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the Nasdaq National Market. However, if the common stock is not then quoted on the Nasdaq National Market, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the common stock to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

   This summary of certain provisions of the Registration Rights Agreement is not complete and is subject to and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

Notices

   We will give notice to holders of the notes by mail to the addresses of the holders as they appear in the Security Register. Notices will be deemed to have been given on the date of mailing.

Replacement of Notes

   We will replace, at the expense of the holders, notes that become mutilated, destroyed, stolen or lost upon delivery to the Trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

The Trustee

   The Trustee for the holders of notes issued under the Indenture will be Chase Manhattan Bank and Trust Company, National Association. If an Event of Default shall occur and shall not be cured, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holders of notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                          DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue up to 802,000,000 shares, $0.001 par value, divided into two classes designated "common stock" and "preferred stock." Of such shares authorized, 800,000,000 shares are designated as common stock and 2,000,000 are designated preferred stock.

Common Stock

   As of January 24, 2000, there were 194,876,256 shares of common stock outstanding that were held of record by approximately 733 record holders.

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   Pursuant to our Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of us. We have no present plan to issue any shares of preferred stock.

Registration Rights

   The holders of 27,301,210 (as of January 24, 2000 ) shares of common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act pursuant to the Restated Investor Rights Agreement among such holders and Siebel, dated December 1, 1995, as amended. Under the terms of the agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares therein. The holders may also require us to file a registration statement under the Securities Act with respect to their shares and we are required to use our best efforts to effect two such registrations. Furthermore, the holders may require us to register their shares on Form S-3. Generally, we are required to bear all registration and selling expenses incurred in connection with any such registrations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration. Such registration rights terminate on September 19, 2003. The rights of the holders under the agreement may be waived with the written consent of the holders of at least a majority of the shares registrable thereunder. Such rights have been waived in connection with this offering.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

   Our certificate of incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights and the stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors.

   Our certificate of incorporation also requires that (a) any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing and (b) the stockholders may amend our bylaws or adopt new bylaws, only by the affirmative vote of 2/3 of the outstanding voting securities. In addition, special meetings of the stockholders may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. These provisions may have the effect of delaying, deferring or preventing a change in control of us.

   The classification of the Board of Directors and lack of cumulative voting will make it more difficult for our existing stockholders to replace the Board of Directors as well as for another party to obtain control of us by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of Siebel, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

   These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies of the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

   We are subject to Section 203 or the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   In general, Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,
(iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation. In general, Section 203 defines "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "Risk Factors--Certain provisions in our charter documents may prevent certain corporate actions."

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following is a general discussion of the material U.S. federal income tax consequences to holders of the notes or underlying common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Regulations ("Regulations"), Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretation.

   This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to holders of the notes or common stock. This discussion does not describe the tax consequences arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the tax consequences that may be relevant to particular holders in light of their personal circumstances (such as holders subject to the U.S. federal alternative minimum tax), or to certain types of holders (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, persons who hold the notes or common stock in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction for U.S. federal income tax purposes, or persons that have a "functional currency" other than the U.S. dollar) who may be subject to special rules. This discussion assumes that each holder holds the notes and common stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the Code. We have not sought any ruling from the IRS with respect to statements made and the conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

   For purposes of this discussion, the term "U.S. holder" means a holder who or that (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity (other than a trust) created or organized in or under the laws of the United States or a political subdivision thereof, (iii) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) is a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one more U.S. persons, within the meaning of Section 7701(a)(30) of the Code ("U.S. Persons"), have authority to control all substantial decisions of the trust, or (v) is otherwise subject to U.S. federal income taxation on a net income basis in respect of the notes or common stock. As used herein, a "Non-U.S. holder" means a holder who or that is not a U.S. holder.

   Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of their participation in this offering, and their ownership and disposition of the notes (including conversion of the notes) or the common stock, including the effect that their particular circumstances may have on such tax consequences.

U.S. Holders

   Interest on Notes. Interest paid on a note will be taxable to a U.S. holder as ordinary interest income, at the time that such interest is accrued or actually or constructively received, in accordance with such U.S. holder's method of accounting for U.S. federal income tax purposes.

   Conversion of Notes. A U.S. holder of a note generally will not recognize income, gain or loss on the conversion of the note into common stock, including an optional conversion by us in the case of a repurchase upon a Change in Control, except upon receipt of cash in lieu of a fractional share of common stock or attributable to accrued but unpaid interest that would be taxable as interest income. Such U.S. holder's aggregate tax basis in the common stock received upon conversion of the note will be equal to the U.S. holders adjusted tax basis in the note at the time of conversion (less any portion of that basis allocable to cash received in lieu of a fractional share). The holding period of the common stock received upon conversion of a note generally will include the period during which the U.S. holder held such note prior to the conversion.

   Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will be capital gain or loss equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

   Adjustment of Conversion Price. The conversion price of the notes is subject to adjustment in certain circumstances. See "Description of the Notes-- Conversion Rights." Under Section 305(c) of the Code and the Treasury Regulations issued thereunder, adjustments that have the effect of increasing or decreasing the proportionate interest of U.S. holders of the notes in assets or earnings of Siebel (for example, an adjustment following a distribution of property by us to our stockholders) may in some circumstances give rise to deemed distributions to U.S. holders; similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or other event increasing the proportionate interest of stockholders of outstanding common stock can in some circumstances give rise to deemed distributions to such stockholders. Such deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "--Distributions on Common Stock" below whether or not the U.S. holders ever convert such notes. Generally, a U.S. holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend.

   Distributions on Common Stock. Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of current or accumulated earnings and profits of Siebel as determined under U.S. federal income tax principles. Dividends paid to U.S. holders that are U.S. corporations may qualify for the dividends-received deduction. Noncorporate taxpayers and certain corporations are not entitled to the dividends-received deduction.

   To the extent, if any, that a U.S. holder receives a distribution on common stock that would otherwise constitute a dividend for U.S. federal income tax purposes but that exceeds current and accumulated earnings and profits of Siebel, such distribution will be treated first as a nontaxable return of capital reducing the U.S. holder's tax basis in the common stock. Any such distributions in excess of the U.S. holder's tax basis in the common stock will be treated as capital gain.

   Sale, Exchange or Redemption of Notes or Common Stock. In general, subject to the discussion under "Market Discount" below, a U.S. holder of a note will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest income, which is taxable as ordinary income) and such U.S. holders adjusted tax basis in the note. A U.S. holder's adjusted tax basis in the note generally will equal the cost of the note to such holder, increased by the amount of any market discount previously taken into income by the holder or decreased by any premium amortized by the holder with respect to the note. (For the basis and holding period of shares of common stock received upon conversion of the note, see "--Conversion of Notes," above.) In general, subject to the discussion under "Market Discount" below, a U.S. holder of common stock received upon conversion of a note will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the common stock under rules similar to the computation of gain or loss on the disposition of the notes. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. In general, the maximum tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets (including the notes and common stock), but only if they have been held for more than one year at the time of disposition. Capital gain on assets having a holding period of one year or less at the time of disposition of the assets is taxed as "short-term gain" at a maximum rate of 39.6% in the hands of noncorporate taxpayers. For individual taxpayers, the deductibility of capital losses is subject to limitations. For corporate taxpayers, capital gains or ordinary income are subject to a maximum regular tax rate of 35%.

   Market Discount. The resale of notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition

(other than at original issue) exceeds the U.S. holder's adjusted tax basis in the note. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the "accrued market discount" on such note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

   Amortizable Premium. A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Non-U.S. Holders

   Payments of Interest. Generally, payments of interest on the notes to, or on behalf of, a Non-U.S. holder will not be subject to U.S. federal withholding tax if: (i) such interest is not effectively connected with the conduct of a trade or business within the U.S. by such Non-U.S. holder; (ii) such Non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Siebel within the meaning of Code Section 871(h)(3); (iii) such Non-U.S. holder is not (a) a controlled foreign corporation for U.S. federal income tax purposes that is related to Siebel through stock ownership or (b) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business as described in Section 881(c)(3)(A) of the Code; and (iv) the Non-U.S. holder provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a U.S. Person in compliance with applicable requirements of the Regulations or an exemption is otherwise established. If certain requirements are satisfied, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customer's securities in the ordinary course of its trade or business. For this purpose the Non-U.S. holder of notes would be deemed to own constructively the common stock into which it could be converted. If these requirements cannot be satisfied, a Non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) on interest payments on the notes unless (x) the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to U.S. federal income tax on net income that applies to U.S. persons generally, or (y) an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

   Conversion of Notes. A Non-U.S. holder generally will not be subject to U.S. federal withholding tax on the conversion of a note into common stock. To the extent a Non-U.S. holder receives cash in lieu of a fractional share of common stock on the conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "--Sales of Exchange of Notes or Common Stock" below.

   Adjustment of Conversion Price. The conversion price of the notes is subject to adjustment in certain circumstances. See "Description of the Notes-- Conversion Rights." Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. holders of the notes. See "--U.S. Holders-Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "--Distributions on Common Stock" below.

   Distributions on Common Stock. Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of current or accumulated earnings and profits of Siebel as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable), unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax). A Non-U.S. holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

   Sales of Exchange of Notes or Common Stock. In general, a Non-U.S. holder generally will not be subject to U.S. federal withholding tax on gain recognized upon the sale or other disposition (including a redemption) of a note or common stock received upon conversion thereof unless the gain is effectively connected with the conduct of a trade or business within the U.S. by the Non-holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States or unless, the Non-U.S. holder (i) is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the gain is realized and certain other conditions are satisfied, or (ii) is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates. However, if we were to become a "United States real property holding corporation" (a "USRPHC"), a Non-U.S. holder may be subject to federal income tax withholding with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of a "United States real property interest" will be creditable against such Non-U.S. holder's U.S. federal income tax liability and may entitle such Non-U.S. holder to a refund upon furnishing required information to the IRS. We do not believe that we are a USRPHC or will become a USRPHC in the future.

   U.S. Estate Tax. Notes owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death ("Nonresident Decedent") will not be includible in the Nonresident Decedent's gross estate for U.S. federal estate tax purposes as a result of the Nonresident Decedent's death, provided that, at the time of death, the Nonresident Decedent does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Siebel and payments with respect to such notes would not have been effectively connected with the conduct of a trade or business in the United States by the Nonresident Decedent. Common stock owned or treated as owned by a Nonresident Decedent will be includible in the Nonresident Decedent's gross estate for U.S. federal estate tax purposes as a result of the Nonresident Decedent's death. Subject to applicable treaty limitations, if any, a Nonresident Decedent's estate may be subject to U.S. federal estate tax on property includible in the estate for U.S. federal estate tax purposes.

IRS Reporting and Backup Withholding

   Certain noncorporate U.S. holders may be subject to IRS reporting and backup withholding at a rate of 31% on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate

U.S. holder (i) fails to furnish its taxpayer identification number ("TIN"), which would ordinarily be his or her social security number, on a properly completed Form W-9; (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to properly report payments of interests or dividends, or (iv) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding. A failure to provide us with a correct TIN may also subject a U.S. holder to penalties imposed by the IRS.

   We must report annually to the IRS and to each Non-U.S. holder any interest and dividends paid with respect to a note or common stock, respectively and that is subject to U.S. federal withholding tax or that is exempt from such tax under applicable treaty or the Code. We also report to the IRS and to each non-U.S. Person such income paid which is exempt from federal withholding tax because it is effectively connected with such Non-U.S. Person's U.S. trade or business. However, a Non-U.S. holder will not be subject to IRS reporting or backup withholding if the payer has received appropriate certification statements from or on behalf of the Non-U.S. holder and provided that the payer does not have actual knowledge that the Non-U.S. holder is a U.S. Person. The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any U.S. or foreign broker will be subject to IRS reporting and possibly backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. Person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to IRS reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a non-U.S. Person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from the activities that are effectively connected with the conduct of a U.S. trade or business.

   In the case of the payment of proceeds from the disposition of notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, the Regulations require IRS reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. Person or a U.S. related person (absent actual knowledge that the payee is a U.S. Person).

   Any amounts withheld under the backup withholding rates from a payment to holder will be allowed as a credit against such holders U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed. holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Prospective Final Regulations

   The IRS has issued new withholding regulations effective generally for payments made after December 31, 2000. The Proposed Regulations provide that information reporting but not backup withholding, may apply to a payment made outside the United States of the proceeds of a sale of a note through an office outside the United States of a broker that is a foreign partnership if one or more of its partners are "U.S. persons," as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or such foreign partnership is engaged in a United States trade or business unless the broker has documentary evidence in its records that the holder is a non-U.S. person and does not have actual knowledge that the holder is a U.S. person, or the holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors with respect to the future impact of these new withholding regulations.

                            SELLING SECURITY HOLDERS

   The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

   The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling security holder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling security holder's notes.

                                                  Common                Common
                                    Principal     Stock                 Stock
                                    Amount of    Issuable               Owned
                                      Notes        upon                 after
                                   Beneficially Conversion   Common   Completion
                                    Owned and     of the     Stock      of the
              Name                  Offered(1)   Notes(1)  Offered(1)  Offering
              ----                 ------------ ---------- ---------- ----------
AIG/National Union Fire
 Insurance.......................   $  840,000    18,013     18,013        --
Alexandra Global Investment Fund
 1 Ltd. .........................    1,000,000    21,444     21,444        --
Aloha Airlines Non-Pilots Pension
 Trust...........................      140,000     3,002      3,002        --
Aloha Airlines Pilots Retirement
 Trust...........................       80,000     1,715      1,715        --
Alscott Investments, LLC. .......    1,950,000    41,816     41,816        --
Argent Classic Convertible
 Arbitrage Fund (Bermuda) L.P. ..    9,000,000   192,997    192,997        --
Arkansas PERS....................    1,260,000    27,019     27,019        --
Arkansas Teachers Retirement
 System..........................    2,285,000    49,000     49,000        --
Arpeggio Fund, L.P. .............      500,000    10,722     10,722        --
American Home Assurance Co. .....    1,250,000    26,805     26,805        --
Associated Electric & Gas
 Insurance Services Limited......      500,000    10,722     10,722        --
Banc of America Securities.......    1,145,000    24,553     24,553        --
Bancroft Convertible Fund, Inc.
 ................................    1,000,000    21,444     21,444        --
Bankers Trust Trustee for Daimler
 Chrysler Corp. Emp. #1
 Pension Plan Dtd. 4/1/89........    2,466,000    52,881     52,881        --
Baptist Health of South Florida..      153,000     3,280      3,280        --
BBT Fund, L.P. ..................    8,000,000   171,553    171,553        --
Bear, Stearns & Co., Inc.........    1,500,000    32,166     32,166        --
BNP Arbitrage SNC................      250,000     5,361      5,361     89,958
Boilermaker-Blacksmith Pension
 Trust...........................    1,665,000    35,704     35,704        --
Boston Museum of Fine Arts.......      118,000     2,530      2,530        --
Boulder Capital, Inc. ...........    2,800,000    60,043     60,043        --
Boulder II Limited...............    7,300,000   156,542    156,542        --
BS Debt Income Fund--Class A.....       10,000       214        214        --
BVI Social Security Board........       26,000       557        557        --
CALAMOS Convertible Fund--CALAMOS
 Investment Trust................    1,950,000    41,816     41,816        --
CALAMOS Convertible Portfolio--
 CALAMOS Advisors Trust..........       25,000       536        536        --
CALAMOS Global Growth and Income
 Fund--CALAMOS Investment Trust..      125,000     2,680      2,680        --

                                                    Common             Common
                                      Principal     Stock              Stock
                                      Amount of    Issuable            Owned
                                        Notes        upon              after
                                     Beneficially Conversion Common  Completion
                                      Owned and     of the    Stock    of the
               Name                    Offered      Notes    Offered  Offering
               ----                  ------------ ---------- ------- ----------
CALAMOS Growth and Income Fund--
 CALAMOS Investment Trust..........      430,000     9,221     9,221      --
CALAMOS Market Neutral Fund--
 CALAMOS Investment Trust..........       70,000     1,501     1,501      --
C&H Sugar Company, Inc. ...........      225,000     4,824     4,824      --
Champion International Corporation
 Master Retirement Trust...........    1,425,000    30,557    30,557      --
CIBC World Markets International
 Equity Arbitrage..................    4,500,000    96,498    96,498      --
City of Knoxville Pension System...      540,000    11,579    11,579      --
City University of New York........       56,000     1,200     1,200      --
Consulting Group Capital Markets
 Funds.............................      140,000     3,002     3,002      --
Coua Bond Debenture Fund...........      400,000     8,577     8,577      --
David Lipscomb University General
 Endowment.........................      105,000     2,251     2,251      --
Delaware Group Equity Fund V--
 Retirement Income Fund Series.....       85,000     1,822     1,822      --
Delaware Group Premium Fund, Inc.--
 Convertible Securities Series.....      300,000     6,433     6,433      --
Delaware PERS......................    1,150,000    24,660    24,660      --
Delphi Foundation, Inc. ...........       12,000       257       257      --
Delta Airlines Master Trust........    3,375,000    72,374    72,374      --
Deutsche Bank Securities, Inc......   35,898,000   769,803   769,803      --
Dorinco Reinsurance Company........      625,000    13,402    13,402      --
Dow Chemical Company Employees'
 Retirement Plan, The..............    3,245,000    69,586    69,586      --
Ellsworth Convertible Growth and
 Income Fund, Inc. ................    1,000,000    21,444    21,444      --
Elf Aquitaine......................      100,000     2,144     2,144      --
Engineers Joint Pension Fund.......      317,000     6,797     6,797      --
Equitable Life Assurance Separate
 Account--Balanced.................      120,000     2,573     2,573      --
Equitable Life Assurance Separate
 Account--Convertibles.............    1,985,000    42,566    42,566      --
Family Service Life Insurance
 Company...........................      300,000     6,433     6,433      --
Fidelity Financial Trust: Fidelity
 Convertible & Securities Fund.....    2,390,000    51,251    51,251      --
Fist--Franklin Convertible
 Securities Fund...................    1,500,000    32,166    32,166      --
Fondren Foundation, The............      135,000     2,894     2,894      --
Forest Alternative Strategies Fund
 II L.P. A5I.......................      450,000     9,649     9,649      --
Forest Alternative Strategies Fund
 II L.P. A5M.......................      180,000     3,859     3,859      --
Forest Fulcrum Fund L.P. ..........    5,900,000   126,520   126,520      --
Forest Global Convertible Fund
 Series A-5........................    8,255,000   177,021   177,021      --
Forest Performance Fund L.P. ......      500,000    10,722    10,722      --
Forrestal Funding Master Trust.....    5,000,000   107,221   107,221      --
Forum Capital Markets LLC..........      800,000    17,155    17,155      --
Franklin & Marshall College........      184,000     3,945     3,945      --
Frist Foundation, The..............      310,000     6,647     6,647      --
Gabelli Global Convertible
 Securities Fund, The..............      150,000     3,216     3,216      --
General Motors Employees Global
 Group Pension Trust...............    2,262,000    48,506    48,506    5,100
General Motors Foundation Inc......      123,000     2,637     2,637      --
Global Bermuda Limited
 Partnership.......................    1,650,000    35,382    35,382   29,000
Grable Foundation..................       86,000     1,844     1,844      --

                                                     Common             Common
                                       Principal     Stock              Stock
                                       Amount of    Issuable            Owned
                                         Notes        upon              after
                                      Beneficially Conversion Common  Completion
                                       Owned and     of the    Stock    of the
                Name                    Offered      Notes    Offered  Offering
                ----                  ------------ ---------- ------- ----------
Greek Catholic Union................       15,000       321       321      --
Greek Catholic Union (Calamos
 Account #2)........................       20,000       428       428      --
Gryphon Domestic III, LLC...........    2,400,000    51,466    51,466      --
Guardian Life Insurance Company of
 America, The.......................    4,500,000    96,498    96,498      --
Guardian Pension Trust, The.........      200,000     4,288     4,288      --
Hawaiian Airlines Employees Pension
 Plan-IAM...........................      125,000     2,680     2,680      --
Hawaiian Airlines Pension Plan for
 Salaried Employees.................       30,000       643       643      --
Hawaiian Airlines Pilots Retirement
 Plan...............................      185,000     3,967     3,967      --
Highbridge Capital Corporation......   19,880,000   426,310   426,310      --
Hudson River Trust Balanced
 Account............................    1,810,000    38,814    38,814      --
Hudson River Trust Growth & Income
 Account............................    3,630,000    77,842    77,842      --
Hudson River Trust Growth
 Investors..........................    1,510,000    32,380    32,380      --
IBM Retirement Plan.................    3,380,000    72,481    72,481      --
ICI American Holdings Trust.........      505,000    10,829    10,829      --
Investcorp--SAM Fund Limited........    4,450,000    95,426    95,426      --
Island Holdings, Inc. ..............       15,000       321       321      --
Kapiolani Medical Center............      275,000     5,897     5,897      --
Kentfield Trading, Ltd. ............   10,180,000   218,301   218,301      --
Kettering Medical Center Funded
 Depreciation Account...............      135,000     2,894     2,894      --
Key Asset Management, Inc. as Agent
 for the Victory Convertible
 Securities Fund....................      500,000    10,722    10,722      --
Knoxville Utilities Board Retirement
 System.............................      280,000     6,004     6,004      --
Lakeshore International, Ltd. ......    3,350,000    71,838    71,838   59,000
Lipper Convertibles, L.P. ..........   10,000,000   214,442   214,442      --
Lipper Convertibles Series II, L.P.
 ...................................      550,000    11,794    11,794      --
Lipper Offshore Convertibles, L.P.
 ...................................    2,250,000    48,249    48,249      --
LLT Ltd. ...........................      440,000     9,435     9,435      --
Lord Abbett & Co. Oxford Fund.......      400,000     8,577     8,577      --
Lord Abbett Bond Debenture Fund.....    1,500,000    32,166    32,166      --
McMahan Securities Company, L.P. ...    1,000,000    21,444    21,444      --
Maryland State Retirement System....    1,239,000    26,569    26,569      --
Memphis Light, Gas & Water
 Retirement Fund....................    1,530,000    32,809    32,809      --
Merrill Lynch Convertible Fund, Inc.
 ...................................      200,000     4,288     4,288      --
Merrill Lynch ECS Convertible
 Securities Portfolio...............       50,000     1,072     1,072      --
Merrill Lynch Insurance Group.......      207,000     4,438     4,438      --
Merrill Lynch Pierce, Fenner, Smith
 Inc. ..............................       10,000       214       214      --
Morgan Stanley Dean Witter..........    5,500,000   117,943   117,943      --
Morgan Stanley Dean Witter
 Convertible Securities Trust.......    2,000,000    42,888    42,888      --
Motion Picture Industry Health
 Plan--Active Member Fund...........      265,000     5,682     5,682      --
Motion Picture Industry Health
 Plan--Retiree Member Fund..........      130,000     2,789     2,789      --
Motors Insurance Corporation........      603,000    12,930    12,930      --
Nalco Chemical Company..............      225,000     4,824     4,824      --
New Orleans Firefighters............       92,000     1,972     1,972      --
New York Life Insurance and Annuity
 Corporation........................    1,600,000    34,310    34,310      --
New York Life Insurance Company.....   14,400,000   308,796   308,796      --
Nicholas-Applegate Convertible
 Fund...............................      447,000     9,585     9,585      --
1976 Distribution Trust FBO A. R.
 Lauder/Zinterhoffer................       12,000       257       257      --

                                                     Common             Common
                                       Principal     Stock              Stock
                                       Amount of    Issuable            Owned
                                         Notes        upon              after
                                      Beneficially Conversion Common  Completion
                                       Owned and     of the    Stock    of the
                Name                    Offered      Notes    Offered  Offering
                ----                  ------------ ---------- ------- ----------
1976 Distribution Trust FBO Jane A.
 Lauder.............................       12,000       257       257      --
Northern Income Equity Fund.........    3,000,000    64,332    64,332      --
Occidental Petroleum................      152,000     3,259     3,259      --
Ohio Bureau of Workers
 Compensation.......................      100,000     2,144     2,144      --
Onex Industrial Partners............    3,700,000    79,343    79,343      --
Oppenheimer Convertible Securities
 Fund (Colorado)....................    3,000,000    64,332    64,332      --
Oppenheimer Convertible Securities
 Fund (New York)....................    3,000,000    64,332    64,332      --
Pacific Life Insurance Company......    1,000,000    21,444    21,444      --
Pebble Capital, Inc. ...............    1,100,000    23,588    23,588      --
Penn Treaty Network America
 Insurance Company..................      168,000     3,602     3,602      --
Physicians Life.....................      208,000     4,460     4,460      --
Pilgrim Convertible Fund............    2,522,000    54,082    54,082      --
Port Authority of Allegheny County
 Retirement and Disability Allowance
 Plan for the Employees Represented
 by Local 85 of the Amalgamated
 Transit Union......................    1,760,000    37,741    37,741      --
Q Investments, L.P..................      788,000    16,898    16,898      --
Queen's Health Plan.................       50,000     1,072     1,072      --
R/2/ Investments, LDC...............    1,462,000    31,351    31,351      --
Rhapsody Fund, L.P. ................      650,000    13,938    13,938      --
Robertson Stephens..................   12,000,000   257,330   257,330      --
Salomon Brothers Asset Management,
 Inc. ..............................    6,690,000   143,461   143,461  222,300
San Diego City Retirement...........      748,000    16,040    16,040      --
San Diego County Convertible........    2,306,000    49,450    49,450      --
SG Cowen Securities.................    3,600,000    77,199    77,199      --
Shell Pension Trust.................      121,000     2,594     2,594      --
South Dakota Retirement System......    1,250,000    26,805    26,805   86,000
Southern Farm Bureau Life Insurance
 Company............................      600,000    12,866    12,866      --
Southern Farm Bureau Life Insurance-
 FRIC...............................      725,000    15,547    15,547      --
SPT.................................    1,400,000    30,021    30,021      --
Starvest Combined Portfolio.........    1,200,000    25,733    25,733      --
State of Oregon Equity..............    5,600,000   120,087   120,087      --
State of Oregon/SAIF Corporation....    6,500,000   139,387   139,387      --
State Street Bank Custodian for 6E
 Pension Trust......................    1,302,000    27,920    27,920      --
TCW Group, Inc., The................   16,365,000   350,934   350,934      --
Transatlantic Reinsurance Co........    1,500,000    32,166    32,166      --
UBKAM Arbitrage Fund Ltd. ..........    1,000,000    21,444    21,444      --
U.S. Olympic Foundation.............      150,000     3,216     3,216      --
Unifi, Inc. Profit Sharing Plan and
 Trust..............................      215,000     4,610     4,610      --
United Food and Commercial Workers
 Local 1262 and Employers Pension
 Fund...............................      900,000    19,299    19,299      --
Value Line Convertible Fund, Inc. ..      500,000    10,722    10,722      --
Van Kampen Convertible Securities
 Fund ..............................      800,000    17,155    17,155      --
Van Kampen Harbor Fund .............    4,200,000    90,065    90,065      --
Van Waters & Rogers, Inc. Retirement
 Plan...............................      480,000    10,293    10,293      --
Wake Forest University..............      771,000    16,533    16,533      --
Warburg Dillon Read LLC.............   11,355,000   243,498   243,498      --
White River Securities..............    1,500,000    32,166    32,166      --
Zeneca Holdings Trust...............      505,000    10,829    10,829      --

--------
(1) Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which selling holders provided to us the information regarding their notes.

   None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years except that Banc of America Securities was an initial purchaser in connection with the offer and sale of the notes in September 1999. The selling holders purchased all of the notes in private transactions on or after September 15, 1999. All of the notes were "restricted securities" under the Securities Act prior to this registration.

   Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

   The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  . in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  . through the settlement of short sales.

   In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

   In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

   In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                                 LEGAL MATTERS

   The validity of the notes and the common stock offered hereby is being passed upon for us by Cooley Godward LLP, Palo Alto, California. James C. Gaither, a partner of Cooley Godward LLP, is one of our directors. As of the date of this prospectus, certain members and associates of Cooley Godward LLP beneficially own an aggregate of 155,486 shares of our common stock.

                                    EXPERTS

   The consolidated financial statements and schedule and the supplemental consolidated financial statements and supplemental schedule of Siebel Systems, Inc. and subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration of which this prospectus is a part, in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 We have authorized no one to give any information or to make any representa-tions that are not contained in this prospectus. You should rely only on the information provided in this prospectus or incorporated by reference therein. You must not rely on any unauthorized information.

 This prospectus does not offer to sell or buy any notes or shares in any ju-risdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................    1
Risk Factors...............................................................    2
Where You Can Find More Information........................................   12
Incorporation by Reference.................................................   12
Use of Proceeds............................................................   14
Ratio of Earnings to Fixed Charges.........................................   14
Business...................................................................   15
Description of the Notes...................................................   22
Description of Capital Stock...............................................   36
Material United States Federal Income Tax Consequences.....................   38
Selling Security Holders...................................................   43
Plan of Distribution.......................................................   48
Legal Matters..............................................................   50
Experts....................................................................   50

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 [SIEBEL LOGO]

                                  $300,000,000

                     5 1/2% Convertible Subordinated Notes

                             Due September 15, 2006

                                      and

                        6,433,260 Shares of Common Stock

                     Issuable Upon Conversion of the Notes


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except for the registration fee and the filing fee.

   Registration fee................................................... $ 83,400
   Legal fees and expenses............................................   30,000
   Accounting fees and expenses.......................................   10,000
   Nasdaq National Market filing fee..................................   17,500
   Miscellaneous......................................................    4,100
                                                                       --------
     Total............................................................ $145,000
                                                                       ========

Item 15. Indemnification of Officers and Directors.

   Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

   The Registrant's Certificate of Incorporation, as amended, provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non- monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16. Exhibits

 (a) Exhibits.

   Exhibit
   Number                       Description of the Document
   -------                      ---------------------------
    3.1    Restated Certificate of Incorporation of the Registrant.(3)
    3.2    Bylaws of the Registrant.(1)
    4.1    Reference is made to Exhibits 3.1 and 3.2.
    4.2    Specimen Stock Certificate.(1)
    4.3    Restated Investor Rights Agreement, dated December 1, 1995, between the Registrant and certain investors, as amended April 30, 1996 and
           June 14, 1996.(1)
    4.4    Form of Registration Rights Agreement, dated October 1, 1997 between the Registrant and certain stockholders.(5)
    4.5    Form of Registration Rights Agreement, dated November 1, 1997 between the Registrant and certain stockholders.(6)
    4.6    Indenture between the Registrant, as Issuer, and Chase Manhattan
           Bank and Trust Company, National Association, as Trustee, dated
           September 15, 1999.(7)
    4.7    Purchase Agreement among the Registrant, Goldman Sachs & Co., Banc of America Securities LLC and Thomas Weisel Partners LLC dated
           September 15, 1999.(7)
    4.8    Registration Rights Agreement among the Registrant, Goldman Sachs &
           Co., Banc of America Securities LLC and Thomas Weisel Partners LLC
           dated September 15, 1999.(7)
    5.1    Opinion of Cooley Godward LLP.(7)
   10.1    Registrant's 1996 Equity Incentive Plan, as amended.(3)
   10.2    Registrant's Employee Stock Purchase Plan, as amended.(3)
   10.3    Form of Indemnity Agreement entered into between the Registrant and its officers and directors.(1)
   10.4    Registrant's Deferred Compensation Plan dated January 10, 1997.(4)
   10.5    Master Alliance Agreement, dated March 17, 1995, between the
           Registrant and Andersen
           Consulting LLP.(1)(2)
   10.6    Assignment Agreement, dated September 20, 1995, by and between the
           Registrant and
           Thomas M. Siebel.(1)
   10.7    Lease Agreement, dated June 4, 1996, by and between the Registrant and Crossroad Associates and Clocktower Associates.(1)
   10.8    InterActive WorkPlace, Inc. 1996 Stock Option Plan.(5)
   12.1    Statement regarding Computation of Ratios.(8)
   23.1    Consent of KPMG LLP.(8)
   23.2    Consent of Cooley Godward LLP. (included in Exhibit 5.1).(7)
   24.1    Power of Attorney (included in the signature page).(7)
   25.1    Form T-1 Statement of Eligibility and Qualification of Trustee.(7)

--------
(1) Incorporated by reference to our Registration Statement on Form S-1 (No. 333-03751), as amended.
(2) Confidential treatment has been granted with respect to portions of this exhibit.
(3) Incorporated by reference to our Registration Statement on Form S-8 (No. 333-07983), as amended.
(4) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(5) Incorporated by reference to our Registration Statement on Form S-3 (No. 333-36967), as amended.
(6) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended December 30, 1997.

(7) Incorporated by reference to our Registration Statement on Form S-3 (No. 333-91777).

(8) Filed herewith.

Item 17. Undertakings

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of The Securities Act of 1933.

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, County of San Mateo, State of California on January 31, 2000.

                                                 /s/ Howard H. Graham
                                          By: _________________________________

                                                   Howard H. Graham

                                                Chief Financial Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas M. Siebel and Howard H. Graham and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement and any subsequent registration statement filed by the registrant pursuant to Securities and Exchange Commission Rule 462, which relates to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys- in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Chairman and Chief          January 31, 2000
______________________________________  Executive Officer
           Thomas M. Siebel             (Principal Executive
                                        Officer)

         /s/ Howard H. Graham          Senior Vice President       January 31, 2000
______________________________________  Finance and
           Howard H. Graham             Administration and Chief
                                        Financial Officer
                                        (Principal Financial and
                                        Accounting Officer)

                  *                    Director                    January 31, 2000
______________________________________
           Eric E. Schmidt

                  *                    Director                    January 31, 2000
______________________________________
           James C. Gaither

                  *                    Director                    January 31, 2000
______________________________________
          George T. Shaheen

                                       Director
______________________________________
          Charles R. Schwab

                                       Director
______________________________________
          A. Michael Spence


   /s/ Howard H. Graham

*By: _____________________

     Howard H. Graham

     Attorney-in-Fact

                                 EXHIBITS INDEX

 Exhibit
 Number                        Description of the Document
 -------                       ---------------------------
   3.1   Restated Certificate of Incorporation of the Registrant.(3)
   3.2   Bylaws of the Registrant.(1)
   4.1   Reference is made to Exhibits 3.1 and 3.2.
   4.2   Specimen Stock Certificate.(1)
   4.3   Restated Investor Rights Agreement, dated December 1, 1995, between the Registrant and certain investors, as amended April 30, 1996 and
          June 14, 1996.(1)
   4.4   Form of Registration Rights Agreement, dated October 1, 1997 between the Registrant and certain stockholders.(5)
   4.5   Form of Registration Rights Agreement, dated November 1, 1997 between the Registrant and certain stockholders.(6)
   4.6   Indenture between the Registrant, as Issuer, and Chase Manhattan Bank and Trust Company, National Association, as Trustee, dated September
          15, 1999. (7)
   4.7   Purchase Agreement among the Registrant, Goldman Sachs & Co., Banc of
          America Securities LLC and Thomas Weisel Partners LLC dated September
          15, 1999. (7)
   4.8   Registration Rights Agreement among the Registrant, Goldman Sachs &
          Co., Banc of America Securities LLC and Thomas Weisel Partners LLC
          dated September 15, 1999. (7)
   5.1   Opinion of Cooley Godward LLP.(7)
  10.1   Registrant's 1996 Equity Incentive Plan, as amended.(3)
  10.2   Registrant's Employee Stock Purchase Plan, as amended.(3)
  10.3   Form of Indemnity Agreement entered into between the Registrant and its officers and directors.(1)
  10.4   Registrant's Deferred Compensation Plan dated January 10, 1997.(4)
  10.5   Master Alliance Agreement, dated March 17, 1995, between the
          Registrant and Andersen Consulting LLP.(1)(2)
  10.6   Assignment Agreement, dated September 20, 1995, by and between the
          Registrant and Thomas M. Siebel.(1)
  10.7   Lease Agreement, dated June 4, 1996, by and between the Registrant and
          Crossroad Associates and Clocktower Associates.(1)
  10.8   InterActive WorkPlace, Inc. 1996 Stock Option Plan.(5)
  12.1   Statement regarding Computation of Ratios.(8)
  23.1   Consent of KPMG LLP.(8)
  23.2   Consent of Cooley Godward LLP. (included in Exhibit 5.1).(7)
  24.1   Power of Attorney (included in the signature page).(7)
  25.1   Form T-1 Statement of Eligibility and Qualification of Trustee. (7)

--------
(1) Incorporated by reference to our Registration Statement on Form S-1 (No. 333-03751), as amended.
(2) Confidential treatment has been granted with respect to portions of this exhibit.
(3) Incorporated by reference to our Registration Statement on Form S-8 (No. 333-07983), as amended.
(4) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(5) Incorporated by reference to our Registration Statement on Form S-3 (No. 333-36967), as amended.
(6) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended December 30, 1997.

(7) Incorporated by reference to our Registration Statement on Form S-3 (No. 333-91777).

(8) Filed herewith.